Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square

Singapore 409051

March 15, 2024

VIA EDGAR

Attention:	Rebekah Reed Mara Ransom

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Aeries Technology, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 26, 2024 File No. 333-276173

Ladies and Gentlemen:

This letter sets forth the response of Aeries Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 4, 2024, with respect to the above referenced Amendment No. 3 to Registration Statement on Form S-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 3 to Registration Statement on Form S-1, Filed February 26, 2024

Aeries’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

1.

Staff’s comment: Please restore in this section disclosure relating to the following topics that were raised in our prior comment letters or tell us why you believe such disclosure should not be provided:

●	comparison of the projected revenues prepared in connection with the evaluation of the business combination and your actual revenues, and any resulting impacts to your financial position;

●	any changes in the company's liquidity position since the closing of the business combination, or an indication that there have been no such material changes; and

●	payment of the Maturity Consideration pursuant to the Forward Purchase Agreements and how this may impact the cash you have available for other purposes and to execute your business strategy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Revised Registration Statement accordingly.

We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Lance K. Hancock of Kirkland & Ellis LLP at (801) 877-8120 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

AERIES TECHNOLOGY, INC.

By:	/s/ Sudhir Appukuttan Panikassery
Name:	Sudhir Appukuttan Panikassery
Title:	Chief Executive Officer

CC:	Debbie P. Yee, Kirkland & Ellis LLP Lance K. Hancock, Kirkland & Ellis LLP